Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 24, 2019 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $2.3 million, or $0.15 in Earnings Per Share (EPS), for the third quarter of 2019, a decrease of $0.5 million, or $0.04 in EPS, compared to the third quarter of 2018. For the nine months ended September 30, 2019, the Company reported Net Income of $32.8 million, or $2.20 in EPS, an increase of $10.8 million, or $0.71 in EPS, compared to the same nine month period in 2018. In the first quarter of 2019, the Company recognized a one-time net gain of $9.8 million, or $0.66 in EPS, on the Company’s divestiture of its non-regulated business subsidiary, Usource. In addition, the Company’s earnings in the first nine months 2019 were driven by higher natural gas and electric sales margins as well as customer growth. Earnings for the Company’s utility operations were Net Income of $23.0 million, or $1.54 in EPS, for the first nine months of 2019, an increase of $1.0 million in Net Income, or $0.05 in EPS, compared to the first nine months of 2018.

“Our third quarter results reflect milder summer weather in 2019 but we continue to see solid customer growth,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We are positioned well to continue this growth for the foreseeable future.”

Natural gas sales margins were $18.7 million and $85.5 million in the three and nine months ended September 30, 2019, respectively, increases of $1.1 million and $5.1 million, respectively, compared to the same periods in 2018. Gas sales margins in the third quarter of 2019 were positively affected by higher natural gas distribution rates of $0.8 million and by $0.3 million from higher therm sales, reflecting customer growth and increased average consumption by Commercial and Industrial (C&I) and Residential customers.

Gas sales margins in the first nine months of 2019 were positively affected by higher natural gas distribution rates of $4.6 million and by $1.7 million from higher therm sales, reflecting customer growth and increased average consumption by C&I and Residential customers. The positive effect of the higher rates and customer growth was partially offset by the absence in the current period of a $1.2 million non-recurring adjustment recognized in the second quarter of 2018 to increase gas revenue in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Natural gas therm sales increased 4.2% and 2.5% in the three and nine month periods ended September 30, 2019, respectively, compared to the same periods in 2018. The increase in gas therm sales in the Company’s service areas was driven by customer growth and increased average consumption by C&I and Residential customers. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 5.5% in the first nine months of 2019 compared to the same period in 2018. As of September 30, 2019, the number of total natural gas customers served has increased by 1,468 over the last year.

Electric sales margins were $25.1 million and $70.6 million in the three and nine months ended September 30, 2019, respectively, a decrease of $0.8 million and an increase of $0.1 million, respectively, compared to the same periods in 2018. The decrease in electric sales margins in the third quarter were due to lower kWh sales, reflecting milder summer weather in 2019 and overall lower average usage, including reduced usage by some industrial customers for production purposes, partially offset by positive customer growth. Electric sales margins in the first nine months of 2019 were positively affected by higher electric distribution rates of $1.4 million, partially offset by a decrease of $1.3 million from lower kWh sales, for the reasons noted above.

Total electric kilowatt-hour (kWh) sales decreased 5.3% and 5.2%, respectively in the three and nine month periods ended September 30, 2019 compared to the same periods in 2018. For the third quarter, the decrease reflects milder summer weather in 2019 compared to 2018. Based on weather data collected in the Company’s electric service areas, there were 19% fewer Cooling Degree Days in the third quarter of 2019 compared to the same period in 2018. The decreases in the three and nine month periods also reflect overall lower average usage due to both energy efficiency purposes and aforementioned reduced usage by some industrial customers, but were partially offset by overall customer growth. As of September 30, 2019, the number of total electric customers served has increased by 554 over the last year.

Operation and Maintenance (O&M) expenses decreased $0.9 million and $1.6 million in three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018. Excluding a non-recurring adjustment to increase O&M expenses by $1.2 million in the second quarter of 2018 in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility; O&M expenses decreased $0.4 million in the nine months ended

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

September 30, 2019 compared to the same period in 2018. The decrease in the three month period reflects lower labor and other costs of $0.8 million, resulting from the divestiture of the Company’s non-regulated business subsidiary, Usource. In addition, in the three month period, the decrease in O&M expenses reflects lower professional fees of $0.4 million, partially offset by higher compensation and benefit costs of $0.3 million. The decrease in the nine month period reflects lower labor and other costs of $1.7 million, resulting from the divestiture of the Company’s non-regulated business subsidiary, Usource. O&M expenses in the nine month period also reflect higher compensation and benefit costs of $0.9 million, higher utility operating costs of $0.3 million and higher professional fees of $0.1 million.

Depreciation and Amortization expense increased $0.4 million and $1.6 million in the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018. These increases reflect increased depreciation on higher levels of utility plant in service, partially offset by lower amortization.

Taxes Other Than Income Taxes in the three months ended September 30, 2019 was essentially unchanged compared to the same period in 2018, reflecting higher local property tax rates on higher levels of utility plant in service, offset by property tax abatements. Taxes Other Than Income Taxes increased $0.5 million in the nine months ended September 30, 2019 compared to the same period in 2018. The increase in the nine month period reflects higher local property tax rates on higher levels of utility plant in service, partially offset by property tax abatements.

Interest Expense, Net decreased $0.2 million in the three months ended September 30, 2019, compared to the same period in 2018, reflecting lower interest on short-term borrowings and higher interest income. For the nine months ended September 30, 2019, Interest Expense, Net was essentially unchanged compared to the same period in 2018, reflecting lower interest on long-term debt and higher interest income, offset by interest on higher levels of short-term borrowings.

Other Expense (Income), Net decreased by $0.1 million for the three months ended September 30, 2019 compared to the same period in 2018. Other Expense (Income), Net changed from an expense of $4.1 million in the first nine months of 2018 to income of $9.8 million in the first nine months of 2019, a net change of $13.9 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource, discussed above, and lower retirement benefit costs in the current period. The Usource divestiture generated a capital gain to the Company and a $3.6 million provision is included in the Company’s income tax expense for the nine months ended September 30, 2019.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Federal and State Income Taxes increased by $0.5 million and $5.2 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018. The increase in the nine month period reflects income taxes associated with the Company’s divestiture of its non-regulated business subsidiary, Usource, discussed above.

At its January 2019, April 2019, July 2019 and October 2019 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.37 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.48 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2019 results on Thursday, October 24, 2019, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,600 electric customers and 82,700 natural gas customers. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2019 and 2018 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2019	2018	Change	2019	2018	Change
Gas Therm Sales
Residential	2.6	2.5	4.0%	36.2	35.9	0.8%
Commercial/Industrial	24.9	23.9	4.2%	136.2	132.3	2.9%

Total Gas Therm Sales	27.5	26.4	4.2%	172.4	168.2	2.5%

Electric kWh Sales
Residential	180.9	195.0	(7.2%)	498.3	527.8	(5.6%)
Commercial/Industrial	257.7	268.3	(4.0%)	718.5	755.9	(4.9%)

Total Electric kWh Sales	438.6	463.3	(5.3%)	1,216.8	1,283.7	(5.2%)

Gas Revenues	$24.9	$25.7	$(0.8)	$143.9	$147.4	$(3.5)
Cost of Gas Sales	6.2	8.1	(1.9)	58.4	67.0	(8.6)

Gas Sales Margin	18.7	17.6	1.1	85.5	80.4	5.1
Electric Revenues	60.4	61.4	(1.0)	177.0	167.6	9.4
Cost of Electric Sales	35.3	35.5	(0.2)	106.4	97.1	9.3

Electric Sales Margin	25.1	25.9	(0.8)	70.6	70.5	0.1
Other Revenues	—	1.1	(1.1)	0.9	3.5	(2.6)

Total Sales Margin	43.8	44.6	(0.8)	157.0	154.4	2.6

Operation & Maintenance Expenses	15.5	16.4	(0.9)	49.9	51.5	(1.6)
Depreciation & Amortization	12.8	12.4	0.4	39.0	37.4	1.6
Property & Other Taxes	5.5	5.5	—	17.0	16.5	0.5
Other Expense (Income), Net	1.0	1.1	(0.1)	(9.8)	4.1	(13.9)
Interest Expense, Net	5.8	6.0	(0.2)	17.9	17.9	—

Income Before Income Taxes	3.2	3.2	—	43.0	27.0	16.0
Income Tax Expense	0.9	0.4	0.5	10.2	5.0	5.2

Net Income	$2.3	$2.8	$(0.5)	$32.8	$22.0	$10.8

Earnings Per Share	$0.15	$0.19	$(0.04)	$2.20	$1.49	$0.71

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com